UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending June 30, 2004

National Fuel Gas Company
(Name of Registered Holding Company)

6363 Main Street
Williamsville, New York 14221
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221
(716) 857-7702

ITEM 1 — ORGANIZATION CHART

   Name of Reporting Co.     Energy or Gas Related   Date of Organization    State of Organization  Percentage of Voting Securities          Nature of Business Held

National Fuel Gas Company           Holding                  1902                 New Jersey        Holds all voting securities of    National Fuel Gas Company is an
                                                                                                    the reporting companies,          integrated natural gas operation
                                                                                                    directly or indirectly, except    engaged in owning and holding
                                                                                                    as indicated below.               securities issued by its subsidiaries.

Horizon LFG, Inc.                     Gas                    1997                  New York         100%                              Holds sole membership interest in
                                                                                                                                      Toro Partner, LLC and 1% general
                                                                                                                                      partnership interest in Toro
                                                                                                                                      Partners, LP.

Seneca Resources                    Holding                  1913                Pennsylvania       100%                              Holds a 50% general partnership
Corporation                                                                                                                           interest in the Roystone Gas
                                                                                                                                      Processing Plant and a 33% general
                                                                                                                                      partnership interest in the Kane Gas
                                                                                                                                      Processing Plant, which were acquired
                                                                                                                                      pursuant to Rule 58; holds a
                                                                                                                                      non-voting ownership interest in
                                                                                                                                      Highland Forest Resources, Inc.

Roystone Gas Processing               Gas                    1994                Pennsylvania       50% (general partnership)         Processes natural gas and sells
Plant                                                                                                                                 natural gas liquids.

Kane Gas Processing Plant             Gas                    2001                Pennsylvania       33% (general partnership)         Processes natural gas and sells
                                                                                                                                      natural gas liquids.

Horizon Power, Inc.                 Holding                  1995                  New York         100%                              Holds a 50% limited liability company
                                                                                                                                      interest in each of Seneca Energy II,
                                                                                                                                      LLC and Model City Energy, LLC.

Seneca Energy II, LLC               Energy                   2000                  New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.

Model City Energy, LLC              Energy                   2000                  New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.

Highland Forest Resources,          Holding                  2003                  New York         100%                              Holds sole membership interest in
Inc.                                                                                                                                  Empire State Pipeline Company LLC and
                                                                                                                                      St. Clair Pipeline Company LLC.

Empire State Pipeline                 Gas                    2003                  New York         100%                              Holds a 50% joint venture interest in
Company LLC                                                                                                                           Empire State Pipeline.

St. Clair Pipeline Company            Gas                    2003                  New York         100%                              Holds a 50% joint venture interest in
LLC                                                                                                                                   Empire State Pipeline.

Empire State Pipeline                 Gas                    2003                  New York         100%                              Natural gas pipeline.

Toro Partner LLC                      Gas                    2003                  Delaware         100%                              Holds a 99% limited partnership
                                                                                                                                      interest in Toro Partners, LP.
Toro Partners, LP                     Gas                    1999                    Texas          100%                              Holds sole membership interests in
                                                                                                                                      Toro operating LLCs.

Toro Energy of Indiana, LLC           Gas                    2000                    Texas          100%                              Gas marketing and related activities.

Toro Energy of Kentucky,              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
LLC

Toro Energy of Maryland,              Gas                    1999                    Texas          100%                              Gas marketing and related activities.
LLC

Toro Energy of Michigan,              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
LLC

Toro Energy of Missouri,              Gas                    1999                    Texas          100%                              Gas marketing and related activities.
LLC

Toro Energy of Ohio, LLC              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.

Toro Energy of                        Gas                    2001                    Texas          100%                              Gas marketing and related activities.
Ohio-American, LLC

Toro Energy of                        Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
Ohio-Statewide, LLC

NARRATIVE DESCRIPTION:

        National Fuel Gas Company, Seneca Resources Corporation (“Seneca Resources”), Horizon Power, Inc. (“Power,” an exempt wholesale generator) and Highland Forest Resources, Inc. (“Highland”) are not “reporting companies” but are included in this Item 1 because they hold, directly or indirectly, voting securities issued by reporting companies as indicated above.

        During the quarter ended June 30, 2004, the reporting companies engaged in the following activities:

        Horizon LFG (“Horizon LFG”) retained its interest in Toro Partner LLC. Horizon LFG and Toro Partner LLC retained their interests in Toro Partners, LP, which engaged in natural gas marketing and related activities through eight wholly owned limited liability companies.

        Roystone Gas Processing Plant (“Roystone”) and Kane Gas Processing Plant (“Kane”) engaged in processing natural gas and selling natural gas liquids during the quarter.

        Seneca Energy II, LLC (“Seneca Energy”) and Model City Energy, LLC (“Model City”), each a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

        Empire State Pipeline Company LLC (“ESPC”) and St. Clair Pipeline Company LLC (“SCPC”) each held a 50% joint venture interest in Empire State Pipeline (“Empire”), which engaged in natural gas transportation activities during the quarter.

ITEM 2 — ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                       Principal                                             Person to Whom                               Consideration
   Company                                             Amount of                                              Security Was          Collateral Given    Received for Each
Issuing Stock            Type of Security Issued       Security       Issue or Renewal     Cost of Capital       Issued              With Security          Security

        No transactions this quarter

           Company Contributing Capital                           Company Receiving Capital                                 Amount of Capital Contribution

                       None.

ITEM 3 - ASSOCIATE TRANSACTIONS

PART 1 — TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering    Associate Co.           Types of Services        Direct Costs         Indirect Costs     Cost of
Services                   Receiving Services      Rendered                 Charged              Charged            Capital         Total Amount Billed

Roystone                   Seneca Resources        Natural gas processing   $0                   $0                 $0              $0
Kane                       Supply                  Natural gas processing   $9,023               $0                 $0              $9,023

Empire provided regulated natural gas transportation services to its associate companies, National Fuel Gas Distribution Corporation (“Distribution”) and National Fuel Resources, Inc., pursuant to Empire’s NYPSC tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

PART 2 — TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.                                                        Direct        Indirect
Rendering           Reporting Co.         Types of Services          Costs         Costs                                 Total Amount
Services            Receiving Services    Rendered                   Charged       Charged         Cost of Capital       Billed

Supply              Empire                Managerial, financial,     $2,150        $0              $0                    $2,150
                                          legal and other similar
                                          services.

Supply              Empire                Operational,               $198,598      $0              $0                    $198,598
                                          maintenance,
                                          administrative and
                                          similar services.

Supply              Toro                  Accounting and             $8,244        $0              $0                    $8,244
                                          administrative services.

Supply              Horizon LFG           Accounting and             $4,775        $0              $0                    $4,775
                                          administrative services.

Distribution        Empire                Operational,               $221,561      $0              $0                    $221,561
                                          administrative and
                                          similar services.
Distribution        Toro                  Accounting and             $11,544       $0              $0                    $11,544
                                          administrative services.

Distribution        Horizon LFG           Accounting and             $3,772        $0              $0                    $3,772
                                          administrative services.

ITEM 4 — SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-Related             Other Investment in last U-9C-3       Other Investment in This U-9C-3     Reason For Difference in Other
Business                                 Report                                Report                              Investment

None

ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.  FINANCIAL STATEMENTS:

          Balance Sheet for Horizon LFG                           Confidential treatment requested pursuant to Rule 104(b)
          Income Statement for Horizon LFG                        Confidential treatment requested pursuant to Rule 104(b)
          Balance Sheet for Roystone                              Confidential treatment requested pursuant to Rule 104(b)
          Income Statement for Roystone                           Confidential treatment requested pursuant to Rule 104(b)
          Balance Sheet for Seneca Energy                         Confidential treatment requested pursuant to Rule 104(b)
          Income Statement for Seneca Energy                      Confidential treatment requested pursuant to Rule 104(b)
          Balance Sheet for Model City                            Confidential treatment requested pursuant to Rule 104(b)
          Income Statement for Model City                         Confidential treatment requested pursuant to Rule 104(b)
          Balance Sheet for Empire                                Confidential treatment requested pursuant to Rule 104(b)
          Income Statement for Empire                             Confidential treatment requested pursuant to Rule 104(b)
          Balance Sheet for Kane                                  Confidential treatment requested pursuant to Rule 104(b)
          Income Statement for Kane                               Confidential treatment requested pursuant to Rule 104(b)

B.     EXHIBITS:

        Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions:    EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: August 30, 2004

                                                              NATIONAL FUEL GAS COMPANY

                                                              By:  /s/ James R. Peterson
                                                                   James R. Peterson
                                                                   Assistant Secretary

EXHIBIT A

NATIONAL FUEL GAS COMPANY
CERTIFICATE

        The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company’s interested State Commissions whose names and addresses are listed below:

State of New York Public Service Commission
3 Empire State Plaza
Albany, New York 12223-1350

Pennsylvania Public Utility Commission
P.O. Box 3265
North Office Building
Harrisburg, Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 30th day of August, 2004.

                                                    /s/ James R. Peterson
                                                    James R. Peterson
                                                    Assistant Secretary